FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	July	……………………………………………… ,	2020

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	July 28, 2020	By...../s/………Sachiho Tanino………………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. RESULTS FOR THE SECOND QUARTER AND THE FIRST HALF ENDED JUNE 30, 2020

CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND

THE FIRST HALF ENDED JUNE 30, 2020

July 28, 2020

CONSOLIDATED RESULTS FOR THE SECOND QUARTER

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months ended June 30, 2020	Three months ended June 30, 2019	Change(%)		Three months ended June 30, 2020
Net sales	¥673,315	¥905,869	-	25.7	$6,234,398
Operating profit (loss)	(17,755)	43,127		-	(164,398)
Income (loss) before income taxes	(7,223)	51,075		-	(66,880)
Net income (loss) attributable to Canon Inc.	¥(8,835)	¥34,519		-	$(81,806)

Net income (loss) attributable to Canon Inc. shareholders per share:
- Basic	¥(8.45)	¥32.21		-	$(0.08)
- Diluted	(8.45)	32.20		-	(0.08)

CONSOLIDATED RESULTS FOR THE FIRST HALF
(Millions of yen, thousands of U.S. dollars, except per share amounts)
	Actual					Projection
	Six months ended June 30, 2020	Six months ended June 30, 2019	Change(%)		Six months ended June 30, 2020	Year ending December 31, 2020	Change(%)
Net sales	¥1,455,627	¥1,770,335	-	17.8	$13,478,028	¥3,080,000	-	14.3
Operating profit	15,122	83,553	-	81.9	140,019	45,000	-	74.2
Income before income taxes	27,288	97,188	-	71.9	252,667	70,000	-	64.2
Net income attributable to Canon Inc.	¥13,071	¥65,827	-	80.1	$121,028	¥43,000	-	65.6

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥12.41	¥61.22	-	79.7	$0.11	¥40.96	-	65.0
- Diluted	12.41	61.22	-	79.7	0.11	40.95	-	65.0

	Actual
	As of June 30, 2020	As of December 31, 2019	Change(%)		As of June 30, 2020

Total assets	¥4,670,703	¥4,768,351	-	2.0	$43,247,250

Canon Inc. shareholders’ equity	¥2,525,056	¥2,692,595	-	6.2	$23,380,148

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
2.

U.S. dollar amounts are translated from yen at the rate of JPY108=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of June 30, 2020, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2020 Second Quarter in Review

Looking back at the global economy in the second quarter of 2020, the global economy recorded a decline, said to be the worst since the Great Depression due to severely limited economic activity caused by the coronavirus disease 2019 (“COVID-19”) global pandemic. In the U.S., some states started the process of gradually reopening their economies in early May. The U.S. economy, however, contracted significantly mainly due to a slowdown in consumption caused by the restrictions placed on people’s movement. The European economy fell significantly due to a rapid slowdown in consumption caused by large-scale lockdown in each country. In China, signs of recovery in domestic demand and exports were seen as the economy gradually reopened, and the Chinese economy turned from negative growth for the previous quarter to positive. Even in other emerging markets, economic activity stagnated due to the spread of infection and drops in resource prices. As for Japan, the economic slowdown worsened due to among other factors, the exercising of self-restraint with regard to going out in consideration of the Emergency Declaration of April.

Amid these conditions, in the markets in which Canon operates, as for office multifunction devices (MFDs) and laser printers, demand for both monochrome and color models declined. As for cameras, the trend of market contraction accelerated due to the impact of COVID-19. As for inkjet printers, although reduced demand in some emerging markets were seen, demand in developed countries and China increased due to remote working and learning. For medical equipment, the prolonged impact of COVID-19 as well as travel restrictions and other measures to prevent infection adversely affected sales activities. In industrial equipment, although demand for FPD (Flat Panel Display) lithography equipment remained restrained, demand for semiconductor lithography equipment remained solid.

The average values of the yen during the second quarter and the first half of the year were ¥107.59 and ¥108.34 against the U.S. dollar, respectively, year-on-year appreciation of approximately ¥2 for both periods, and ¥118.66 and ¥119.47 against the euro, respectively, year-on-year appreciation of approximately ¥5 for both periods.

As for the second quarter, sales of MFDs for the office and production printing market both decreased. As for laser printers, unit sales of both monochrome and color models were below those of last year in the same period, mainly reflecting the economic slowdown due to COVID-19. Sales of services and consumables also declined, as customers’ print volumes decreased mainly due to the impact of continuous office closures. Although top market share of the interchangeable-lens digital camera market was firmly maintained, unit sales were below those of last year in the same period, reflecting market contraction and sluggish demand due to COVID-19. As for inkjet printers, unit sales were above those of last year in the same period due to a rise in demand linked to remote working and learning in developed countries and China. As for medical equipment, because of delays in equipment installation at medical institutions and also limited sales & marketing activities due to the impact of COVID-19, overall sales were below those of last year in the same period. In industrial equipment, sales were below those of last year in the same period, despite solid demand towards memory related devices, as a result of continued postponement of FPD lithography equipment installation due to the impact of COVID-19. As for network cameras, which are being used in a growing range of applications and where the market continued to growth, sales were below those of last year in the same period, due to stagnant sales & marketing activities affected by COVID-19. Under these conditions, second-quarter net sales decreased by 25.7% year-on-year to ¥673.3 billion. Net sales for the first half of the year decreased by 17.8% year on year to ¥1,455.6 billion. Gross profit as a percentage of net sales dropped by 4.0 points to 40.9%. Operating expenses decreased by 19.3% year-on-year to ¥293.1 billion, due to the further promotion of efficiency for expenses throughout the entire Group as well as effects of foreign currency fluctuation. As a result, operating loss totaled ¥17.8 billion. Other income (deductions) rose by ¥2.6 billion to ¥10.5 billion, mainly due to valuation gain on securities compared with the previous year, while loss before income taxes totaled ¥7.2 billion and net loss attributable to Canon Inc. totaled ¥8.8 billion. Operating profit for the first half of the year decreased by 81.9% to ¥15.1 billion, while income before income taxes decreased by 71.9% to ¥27.3 billion and first-half net income attributable to Canon Inc. decreased by 80.1% to ¥13.1 billion.

Basic net income and loss attributable to Canon Inc. shareholders per share was a negative ¥8.45 for the second quarter, a year-on-year decrease of ¥40.66, and a positive ¥12.41 for the first half, a year-on-year decrease of ¥48.81.

Results by Segment

Looking at Canon’s second-quarter performance by business unit, in the Office Business Unit, although new products of the imageRUNNER ADVANCE DX series were launched, unit sales of MFDs for the office and the production printing market were below those of last year in the same period due to delays in business negotiations and equipment installations as the spread of COVID-19 caused office closures . As for laser printers, unit sales for both monochrome and color models were below those of last year in the same period due to the ongoing economic slowdown. Sales of services and consumables also declined, as customers’ print volumes decreased mainly due to the impact of office closures for an extended period. These factors resulted in total sales for the business unit of ¥307.5 billion, a year-on-year decrease of 30.2%, while income before income taxes decreased by 98.2% year-on-year to ¥0.8 billion. Sales for the combined first six months of the year totaled ¥705.2 billion, a year-on-year decrease of 19.8%, while income before income taxes totaled ¥48.1 billion, a year-on-year decrease of 45.3%.

As for the Imaging System Business Unit, unit sales of interchangeable-lens digital cameras were below those of last year in the same period. This also reflected the impact of COVID-19 on sales activities despite the deterioration of mainly developed countries stopping towards the second half of the quarter. As for inkjet printers, unit sales in emerging market were below those of last year in the same period due to the impact of COVID-19. In developed countries and China, however, sales grew due to expanding demand resulting from remote working and learning. As a result, overall unit sales were above those of last year in the same period. These factors resulted in total sales for the business unit of ¥141.7 billion, a year-on-year decrease of 30.8%, while income before income taxes decreased by 93.8% year-on-year to ¥0.8 billion. Sales for the combined first six months of the year totaled ¥293.4 billion, a year-on-year decrease of 23.0%, while income before income taxes totaled ¥1.8 billion, a year-on-year decrease of 90.5%.

As for the Medical System Business Unit, although sales of Computed tomography (CT) systems for the diagnosis of pneumonia, Diagnostic X-ray systems and related components grew, there were fewer opportunities to hold business discussion with customers due to the cancelation of academic conferences and trade shows in the wake of COVID-19. Additionally, due to delays in equipment installation at medical institutions, these factors resulted in total sales for the business unit of ¥101.9 billion, a year-on-year decrease of 3.1%, while income before income taxes increased by 72.9% year-on-year to ¥6.0 billion thanks to cost reduction. Sales for the combined first six months of the year totaled ¥207.9 billion, a year-on-year decrease of 3.1%, while income before income taxes totaled ¥10.2 billion, a year-on-year increase of 1.5% thanks to cost reduction.

As for the Industry & Others Business Unit, regarding semiconductor lithography equipment, demand towards memory devices remained solid. As a result, unit sales were significantly above those of last year in the same period. As for FPD lithography equipment, although demand related to PCs and tablets increased, unit sales were below those of last year in the same period due to delays in equipment installation which were unavoidable, caused by travel restrictions in the wake of COVID-19. As for network cameras, although continuous expansion of the market, based on a rise in existing demand of crime prevention and disaster monitoring, and additionally diversifying needs such as the video analysis, was expected, sales decreased, affected by the stagnation of sales activity due to COVID-19. These factors resulted in total sales for the business unit of ¥139.3 billion, a year-on-year decrease of 22.4%, while loss before income taxes totaled ¥2.3 billion. Sales for the combined first six months of the year totaled ¥286.4 billion, a year-on-year decrease of 16.4%, while income before income taxes totaled ¥1.8 billion, a year-on-year decrease of 88.2%.

Cash Flow

In the first half, cash flow from operating activities increased by ¥27.7 billion year-on-year to ¥140.8 billion due to working capital improvement, despite a sharp drop in profit. Cash flow used in investing activities decreased by ¥37.9 billion year-on-year to ¥72.9 billion mainly due to a decrease of investment in production equipment affected by lockdown related to COVID-19. Accordingly, free cash flow totaled positive ¥68.0 billion, increased by ¥65.6 billion compared with the corresponding year-ago period.

As for cash flow from financing activities, proceed of ¥22.2 billion was recorded, mainly due to an increase in short-term loans.

Owing to these factors, as well as the impact from foreign currency translation adjustments, cash and cash equivalents increased by ¥87.2 billion to ¥500.0 billion from the end of the previous year.

Outlook

Looking at the world economy for the third quarter onwards, the economic stagnation is expected to continue caused by the continuous spread of COVID-19. Although various economic measures and monetary policies are being implemented in each country and region, the prospect remains uncertain. Though it will take time to control the spread of infections and see a full-scale recovery in global economic activity, deceleration in the level of economic contraction heading towards the second half of the year is assumed which will then lead into a gradual recovery.

In the markets in which Canon operates, for office MFDs and laser printers, although a gradual recovery is assumed, demand is expected to remain below that of the previous year due to the impact of economic slowdown. As for interchangeable-lens digital cameras, although the overall market is expected to continue to shrink, in order to enhance the lineup in full-frame mirrorless camera during the third quarter, such two new models as the EOS R5/R6 launched, sales expansive activity is expected to be focused. As for inkjet printers, demand is expected to remain solid due to remote working and learning. As for the medical equipment market, only a gradual recovery in demand is expected due to the prolonged impact of COVID-19. For semiconductor lithography equipment, while demand towards memory devices is expected to remain firm, demand for image sensors and automotive devices is expected to remain in a phase of stagnancy. For FPD lithography equipment, while demand in small- and medium-size panels is expected to remain restrained, demand towards large-size panel is expected to remain solid. As for network cameras, the market is expected to restart expanding due to increasing demand for high-resolution cameras and the video content analytic solutions that make use of them.

With regard to currency exchange rates for the third quarter onwards, on which Canon’s performance outlook is based, Canon anticipates exchange rates of ¥105 to the U.S. dollar and ¥118 to the euro, representing appreciation of approximately ¥2 against the U.S. dollar and appreciation of approximately ¥3 against the euro as the annual average rates of the previous year.

Taking into consideration exchange rate assumptions, Canon’s first half performance as well as current market conditions, Canon’s 2020 full-year projection on a consolidated basis are net sales of ¥3,080.0 billion, a year-on-year decrease of 14.3%; operating profit of ¥45.0 billion, a year-on-year decrease of 74.2%; income before income taxes of ¥70.0 billion, a year-on-year decrease of 64.2%; and net income attributable to Canon Inc. of ¥43.0 billion, a year-on-year decrease of 65.6%.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of June 30, 2020	As of December 31, 2019	Change
ASSETS
Current assets:
Cash and cash equivalents	500,046	412,814	87,232
Short-term investments	125	1,767	(1,642)
Trade receivables, net	404,013	559,836	(155,823)
Inventories	603,738	584,756	18,982
Prepaid expenses and other current assets	310,472	286,792	23,680

Total current assets	1,818,394	1,845,965	(27,571)

Noncurrent receivables	21,186	17,135	4,051
Investments	46,544	48,361	(1,817)
Property, plant and equipment, net	1,059,378	1,089,671	(30,293)
Operating lease right-of-use assets	109,485	114,418	(4,933)
Intangible assets, net	330,017	347,921	(17,904)
Goodwill	890,637	898,661	(8,024)
Other assets	395,062	406,219	(11,157)

Total assets	4,670,703	4,768,351	(97,648)

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	199,548	42,034	157,514
Trade payables	274,072	305,312	(31,240)
Accrued income taxes	16,691	18,801	(2,110)
Accrued expenses	279,235	324,891	(45,656)
Current operating lease liabilities	30,839	31,884	(1,045)
Other current liabilities	241,617	237,576	4,041

Total current liabilities	1,042,002	960,498	81,504
Long-term debt, excluding current installments	359,027	357,340	1,687
Accrued pension and severance cost	365,755	368,507	(2,752)
Noncurrent operating lease liabilities	80,028	83,688	(3,660)
Other noncurrent liabilities	95,362	106,400	(11,038)

Total liabilities	1,942,174	1,876,433	65,741

Equity:
Canon Inc. shareholders’ equity:
Common stock	174,762	174,762	-
Additional paid-in capital	404,633	405,017	(384)
Legal reserve	69,438	67,572	1,866
Retained earnings	3,388,054	3,462,182	(74,128)
Accumulated other comprehensive income (loss)	(353,479)	(308,442)	(45,037)
Treasury stock, at cost	(1,158,352)	(1,108,496)	(49,856)

Total Canon Inc. shareholders’ equity	2,525,056	2,692,595	(167,539)

Noncontrolling interests	203,473	199,323	4,150

Total equity	2,728,529	2,891,918	(163,389)

Total liabilities and equity	4,670,703	4,768,351	(97,648)

	Millions of yen
	As of June 30, 2020	As of December 31, 2019
Notes:
1. Allowance for doubtful receivables	11,624	10,359
2. Accumulated depreciation	2,755,139	2,727,189
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(131,842)	(96,282)
Net gains and losses on derivative instruments	(366)	(887)
Pension liability adjustments	(221,271)	(211,273)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

      CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income
Results for the second quarter	Millions of yen
	Three months ended June 30, 2020	Three months ended June 30, 2019	Change(%)

Net sales	673,315	905,869	-	25.7
Cost of sales	398,000	499,462

Gross profit	275,315	406,407	-	32.3
Operating expenses:
Selling, general and administrative expenses	229,348	288,833
Research and development expenses	63,722	74,447

	293,070	363,280

Operating profit (loss)	(17,755)	43,127	-
Other income (deductions):
Interest and dividend income	487	1,357
Interest expense	(202)	(252)
Other, net	10,247	6,843

	10,532	7,948

Income (loss) before income taxes	(7,223)	51,075	-

Income taxes	(2,121)	13,908

Consolidated net income (loss)	(5,102)	37,167
Less: Net income attributable to noncontrolling interests	3,733	2,648

Net income (loss) attributable to Canon Inc.	(8,835)	34,519	-

Results for the first half	Millions of yen
	Six months ended June 30, 2020	Six months ended June 30, 2019	Change(%)

Net sales	1,455,627	1,770,335	-	17.8
Cost of sales	821,649	973,573

Gross profit	633,978	796,762	-	20.4
Operating expenses:
Selling, general and administrative expenses	487,191	564,827
Research and development expenses	131,665	148,382

	618,856	713,209

Operating profit	15,122	83,553	-	81.9
Other income (deductions):
Interest and dividend income	1,625	2,917
Interest expense	(388)	(536)
Other, net	10,929	11,254

	12,166	13,635

Income before income taxes	27,288	97,188	-	71.9

Income taxes	8,304	25,130

Consolidated net income	18,984	72,058
Less: Net income attributable to noncontrolling interests	5,913	6,231

Net income attributable to Canon Inc.	13,071	65,827	-	80.1

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of comprehensive income
Results for the second quarter	Millions of yen
	Three months ended June 30, 2020	Three months ended June 30, 2019	Change(%)

Consolidated net income (loss)	(5,102)	37,167		-
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	25,456	(42,741)
Net gains and losses on derivative instruments	(34)	333
Pension liability adjustments	(12,098)	854

	13,324	(41,554)

Comprehensive income (loss)	8,222	(4,387)		-
Less: Comprehensive income (loss) attributable to noncontrolling interests	3,843	2,455

Comprehensive income (loss) attributable to Canon Inc.	4,379	(6,842)		-

Results for the first half	Millions of yen
	Six months ended June 30, 2020	Six months ended June 30, 2019	Change(%)

Consolidated net income	18,984	72,058	-	73.7
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(35,576)	(54,171)
Net gains and losses on derivative instruments	515	100
Pension liability adjustments	(9,746)	2,677

	(44,807)	(51,394)

Comprehensive income (loss)	(25,823)	20,664		-
Less: Comprehensive income (loss) attributable to noncontrolling interests	6,152	6,142

Comprehensive income (loss) attributable to Canon Inc.	(31,975)	14,522		-

CANON INC. AND SUBSIDIARIES

CONSOLIDATED
3. DETAILS OF SALES

Results for the second quarter	Millions of yen
Sales by business unit	Three months ended June 30, 2020	Three months ended June 30, 2019	Change(%)
Office	307,547	440,761	-	30.2
Imaging System	141,674	204,687	-	30.8
Medical System	101,852	105,143	-	3.1
Industry and Others	139,275	179,472	-	22.4
Eliminations	(17,033)	(24,194)		-

Total	673,315	905,869	-	25.7

	Millions of yen
Sales by region	Three months ended June 30, 2020	Three months ended June 30, 2019	Change(%)
Japan	177,293	210,812	-	15.9
Overseas:
Americas	182,801	258,070	-	29.2
Europe	160,622	223,865	-	28.3
Asia and Oceania	152,599	213,122	-	28.4

	496,022	695,057	-	28.6

Total	673,315	905,869	-	25.7

Results for the first half	Millions of yen
Sales by business unit	Six months ended June 30, 2020	Six months ended June 30, 2019	Change(%)
Office	705,166	879,759	-	19.8
Imaging System	293,402	381,003	-	23.0
Medical System	207,946	214,563	-	3.1
Industry and Others	286,406	342,551	-	16.4
Eliminations	(37,293)	(47,541)		-

Total	1,455,627	1,770,335	-	17.8

	Millions of yen
Sales by region	Six months ended June 30, 2020	Six months ended June 30, 2019	Change(%)
Japan	391,971	430,106	-	8.9
Overseas:
Americas	398,236	496,436	-	19.8
Europe	358,425	438,748	-	18.3
Asia and Oceania	306,995	405,045	-	24.2

	1,063,656	1,340,229	-	20.6

Total	1,455,627	1,770,335	-	17.8

*Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the first quarter of 2020, Canon has reclassified certain businesses from the Industry and Others Business Unit to the Office Business Unit. Operating results for the three and six months ended June 30, 2019 also have been restated.

Notes: 1. The primary products included in each of the segments are as follows:
Office Business Unit :
Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital continuous feed presses / Digital sheet-fed presses / Wide-format printers / Document solutions
Imaging System Business Unit :

Interchangeable-lens digital cameras / Digital compact cameras / Interchangeable lenses /

Compact photo printers / Inkjet printers / Large format inkjet printers / Commercial photo printers /

Image scanners / Calculators

Medical System Business Unit :

Digital radiography systems / Diagnostic X-ray systems / Computed tomography (CT) systems /

Magnetic resonance imaging (MRI) systems / Diagnostic ultrasound systems / Clinical chemistry analyzers / Ophthalmic equipment

Industry and Others Business Unit :

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Vacuum thin-film deposition equipment /

Organic LED (OLED) panel manufacturing equipment / Die bonders /

Network cameras / Digital camcorders / Digital cinema cameras / Multimedia projectors / Broadcast equipment /

Micromotors / Handy terminals / Document scanners

2. The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America
Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa
Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4.  CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Six months ended June 30, 2020	Six months ended June 30, 2019

Cash flows from operating activities:
Consolidated net income	18,984	72,058
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	108,531	117,370
(Gain) loss on disposal of fixed assets	(1,852)	2,864
Deferred income taxes	(5,073)	(7,339)
Decrease in trade receivables	141,098	56,342
Increase in inventories	(28,375)	(31,097)
Decrease in trade payables	(32,394)	(21,809)
Decrease in accrued income taxes	(1,821)	(7,290)
Decrease in accrued expenses	(40,611)	(21,898)
Decrease in accrued (prepaid) pension and severance cost	(6,539)	(6,614)
Other, net	(11,117)	(39,414)

Net cash provided by operating activities	140,831	113,173

Cash flows from investing activities:
Purchases of fixed assets	(81,800)	(104,877)
Proceeds from sale of fixed assets	7,381	78
Purchases of securities	(212)	(1,474)
Proceeds from sale and maturity of securities	237	692
(Increase) decrease in time deposits, net	1,600	(3,659)
Acquisitions of businesses, net of cash acquired	(127)	(1,716)
Other, net	47	181

Net cash used in investing activities	(72,874)	(110,775)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,100	-
Repayments of long-term debt	(585)	(642)
Increase in short-term loans, net	157,553	32,111
Transactions with noncontrolling interests	1,376	362
Dividends paid	(85,107)	(86,380)
Repurchases and reissuance of treasury stock, net	(50,008)	(50,006)
Other, net	(3,080)	(2,989)

Net cash provided by (used in) financing activities	22,249	(107,544)

Effect of exchange rate changes on cash and cash equivalents	(2,974)	(8,007)

Net change in cash and cash equivalents	87,232	(113,153)

Cash and cash equivalents at beginning of period	412,814	520,645

Cash and cash equivalents at end of period	500,046	407,492

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. NOTE FOR GOING CONCERN ASSUMPTION

     Not applicable.

6. SIGNIFICANT CHANGES IN CANON INC. SHAREHOLDERS’ EQUITY

     None.

7. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Recently Issued Accounting Guidance

In June 2016, the Financial Accounting Standards Board issued ASU No. 2016-13, Financial Instruments – Credit Losses – (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires entities to use a current expected credit loss model to measure impairments of certain financial assets. Using this model results in earlier recognition of losses than under the incurred loss approach, which requires waiting to recognize a loss until it is probable of being incurred. Canon adopted the guidance from the quarter beginning January 1, 2020 with the modified retrospective basis through a cumulative effect adjustment directly to retained earnings as of the beginning of the period. The adoption of this guidance did not have a material impact on its consolidated results of operation and financial condition.